EXHIBIT 12.1

BOARDWALK PIPELINE PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions, except ratios)

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$302.8	$222.5	$147.2	$250.7	$306.5
Equity losses in unconsolidated affiliates	—	—	86.5	1.2	—
Net loss attributable to noncontrolling interests	—	—	9.2	3.5	—
Amortization of capitalized interest	3.8	3.9	3.5	3.4	3.3
Fixed charges	196.8	186.2	179.4	176.0	178.4
Capitalized interest	(5.8)	(2.5)	(6.8)	(6.4)	(4.6)
Total earnings	$497.6	$410.1	$419.0	$428.4	$483.6

Fixed Charges:
Interest expense, net of capitalized interest	$184.4	$177.3	$165.7	$163.5	$168.6
Capitalized interest	5.8	2.5	6.8	6.4	4.6
Implicit interest in rents	6.6	6.4	6.9	6.1	5.2
Total fixed charges	$196.8	$186.2	$179.4	$176.0	$178.4
Ratio of earnings to fixed charges	2.53x	2.20x	2.34x	2.43x	2.71x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

“earnings” is the aggregate of the following items: pre-tax income or loss from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; less capitalized interest and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.